

03058475

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934



SEC MAIL
RECEIVED
MAY 0 8 2002

For the month of ___May___, 2003

Commission File Number ___0-29382___

Minefinders Corporation Ltd.
(Translation of registrant's name into English)

Suite 2288, 1177 West Hastings Street, Vancouver, B.C. V6E 2K3, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___ Form 40-F _X_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _X_

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______



Minefinders Corporation Ltd.

Annual Report 2002

Mineral Resource Estimates

All resource estimates contained in this report have been calculated in accordance with the Canadian Securities Administrators' National Instrument 43-101 "Standards of Disclosure for Mineral Projects" and the Canadian Institute of Mining and Metallurgy ("CIM") classification system, incorporating economics and confidence level to reporting information. The terms "mineral resource", "measured mineral resource", "indicated mineral resource", "inferred mineral resource", and variations thereon, used herein are Canadian mining terms, defined by National Instruments 43-101, in accordance with CIM standards. The CIM standards differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC"), and descriptions of mineralization and mineral resource information contained herein may not be comparable to similar information reported by U.S. companies. The terms "Resource(s)" and "Reserve(s)" normally may not be included in documents filed with the SEC, or are referred to as "Mineralization(s)" or "Mineral Deposit(s)".

Vancouver Corporate Office
Nevada Properties
• Clear
• Gutsy
• Dottie
Reno Office
Northern Sonora Properties
• La Bolsa Resource
• El Malacate
• Real Viejo
• Sonora Porphyries
Dolores Property
Durango Office
San Antonio Project

The United States Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for certain forward-looking statements. Operating, exploration, and financial data, and other statements in this document, are based on information that the Company believes reasonable, but involves significant uncertainties as to future gold and silver prices, costs, ore grades, mining and processing conditions, and regulatory and permitting matters. Actual results and timetables could vary significantly from the estimates presented.



2002 Highlights

- *$9.4 million (net) raised in equity financing in April 2002;*
- *Dolores Property deep drilling extends high-grade mineralization below previous pit bottom and resource model;*
- *Dolores Property drilling encounters grades of 113 gpt (3.3 opt) gold and 13,400 gpt (391 opt) silver in high grade zones;*
- *Updated, independently-verified model of the Dolores Property shows significant increase in measured, indicated and inferred resources to 4.7 million gold equivalent ounces at 0.5g/t cutoff (table pg.5);*
- *Dolores Property feasibility study commenced, additional metallurgical testing underway;*
- *Placer Dome provides $520,000 to fund a nine hole drill program at El Malacate with encouraging results.*

Corporate Profile

Minefinders Corporation is a precious metals exploration and development company with an excellent portfolio of gold and silver properties in Mexico and the United States. Our most advanced property is the Dolores gold-silver project located in Chihuahua, Mexico. Resource expansion and infill drilling are underway along with metallurgical and engineering studies for bankable feasibility. Management is committed to advancing the Dolores project to production.

Concurrently, the Company is expanding exploration activities on additional properties in Sonora, Mexico, and in the gold trends of Nevada, USA. Minefinders is well funded to pursue these activities, and has demonstrated the technical and management expertise required to complete them successfully.

2003 and Beyond

- *The Company obtains AMEX listing on January 21, 2003 and begins trading under the symbol MFN;*
- *$17 million (net) raised in equity financing in February 2003;*
- *Share price hits all-time high of $9.37 on TSX;*
- *Dolores Property step-out and deep drilling continues;*
- *Updated resource model of the Dolores Property to be prepared from the results of the 2002-03 drilling;*
- *Feasibility study to be completed on Dolores Property;*
- *Exploration work to continue on Northern Sonora and Nevada properties, with $1.5 million budget.*



Dolores Central Dome, viewed from the northeast. High-grade gold-silver mineralization is exposed all along the east flank of the dome, where roads have been constructed for infill drilling (center). The houses of the small village of Dolores are visible at center left of the photo.

DOLORES PROJECT

The Dolores project is one of the largest undeveloped gold-silver deposits in North America, with over 2.7 million ounces of gold and 161 million ounces of silver resource. Minefinders executed several phases of work at the property, during 2002, that advanced the project toward final feasibility and continued to upgrade and increase the resource base.

Resource Audit

Minefinders engaged Pincock, Allen, & Holt (PAH) in early 2002, to conduct an audit of the Dolores resource, thereby confirming that the calculation to that date had been performed in accordance with industry standards. The audit included a thorough review of core and cuttings, drill logging, sample preparation and data collection techniques, assay and quality control procedures, database compilation, as well as the geological interpretation and controls of mineralization used by the Company in the calculation of the resource. PAH also reviewed the level of confidence classification of the resource into measured, indicated, and inferred categories.



Inferred resources and additional mineralized zones provide exploration drill targets and PAH reported that "there is a reasonable probability that a significant amount of the inferred resources can be converted to measured and indicated resources with additional in-fill drilling."

The Company has used the suggestions made by PAH in its report for additional quality control, survey control, and resource classification during the analysis of data generated by the current drill program.

Dolores Project – *Measured and Indicated Resources*

Cutoff gpt Aueq	TONNES (000s)	GOLD gpt Au	GOLD Ounces	SILVER gpt Ag	SILVER Ounces	Aueq grade gpt
1.0	28,141	1.553	1,405,222	90.2	81,596,930	3.056
0.6	42,977	1.164	1,608,143	67.9	93,807,224	2.296
0.5	50,085	1.042	1,677,274	60.9	98,001,136	2.056
0.3	71,504	0.795	1,828,201	46.6	107,029,828	1.571

Dolores Project – *Inferred Resource*

Cutoff gpt Aueq	TONNES (000s)	GOLD gpt Au	GOLD Ounces	SILVER gpt Ag	SILVER Ounces	Aueq grade gpt
1.0	12,707	1.581	646,018	88.8	36,288,203	3.062
0.6	22,457	1.070	772,278	61.6	44,464,626	2.096
0.5	28,051	0.919	828,408	52.8	47,661,117	1.799
0.3	44,017	0.668	945,811	38.1	53,980,700	1.304

Aueq grades based on $300 gold and $4.60 silver (65:1).
Cutoffs are at 75:1 to account for recovery differences.



2002-03 Drill Program

Minefinders launched an aggressive drill campaign at Dolores in June 2002, which quickly expanded to three core and one reverse circulation (RC) drill rigs. The first phase of the drill program consisted of infill drilling in the main portion of the resource area, so as to permit the upgrading of the Dolores main zone resource from the "inferred" to the "measured" and "indicated" categories, by improving data density and the level of confidence in the resource. The second phase was designed to test peripheral targets, so as to expand the known resource to depth and into adjacent zones of surface gold and silver mineralization.

Dolores Project

Chihuahua, Mexico

Schematic of Section 2650 showing brecciation and mineralization related to the south margin of the central dome. 2002 drilling helped to define a mineralized breccia zone containing high-grade gold and silver. Drilling in this zone and in similar high-grade structures has extended the resource up to 200 meters below the 2002 model. Section thickness is 100 meters.


Latite Tuff
1500m
Andesite Flows, Breccias & Intrusives
1400m
0
50
Meters
1300m
Felsic Dikes
Mineralized Zone
1200m
Breccia Pipe
High Grade Drill Intercept: 2.5 to 50.0 gpt/Aueq
Leach Grade Drill Intercept: 0.3 to 3.0 gpt/Aueq

The 2002-03 drill program, to date, has completed over 9,000 meters of RC and 25,000 meters of core drilling, bringing the project total to nearly 100,000 meters drilled.



Panoramic view of Chabacan Zone, Dolores Deposit – This is an overview of the Chabacan Zone, the northern part of the Dolores Main Zone deposit. The ridges in the center left of the picture are outcropping mineralized dikes and silicified breccia zones. To the right stands the East Dike, where ore-grade mineralization has been drilled but not yet included in resource calculations. The East Dike connects with the North Dome (large hill in the center of the photo) where additional drilling is planned for 2003.

Since June 2002, the Company has completed over 9,000 meters of RC drilling and 25,000 meters of core drilling, bringing total drilling at the property to nearly 100,000 meters. The infill drilling has produced excellent results, with grades intersected generally confirming or exceeding previous data in the same zones. Location and grade of the mineralized zones identified from drill intersections confirm the 2002 resource model, lend additional confidence to the resource calculation, and provide the data necessary to upgrade resources to standards required for development financing.

While drill results for certain targets are still pending as of this writing, reported results to date have already expanded known zones of mineralization in the southern end of the main zone resource area, expanded and upgraded mineralization at depth below the known resource, and provided some interesting intersections at adjacent targets, which will require additional followup.

The 2002-03 drill campaign continues to generate the data needed to bring the Dolores project to bankable feasibility, while confirming the geometry and grade distribution of the 2002 resource model, and expanding and upgrading the resource.



Minefinders geologists William Overbay and Gerardo Tarin review drill core at the Dolores logging and storage facility.

Infrastructure

Minefinders' management took the initiative in the fall of 2002 to begin construction of a bypass road around the Dolores deposit. This road has been permitted and planned through a cooperative effort between the Company and various government entities, including the Ministry of Communications and Public Works, and the Ministry of Mines of the State of Chihuahua, Mexico.

Construction began in December, 2002, and will consist of six kilometers of bypass road, which will provide an unimpeded access route around the planned mine site. The Company will provide the operators, fuel, and heavy equipment necessary for construction of the road. All reporting, inspection, permitting, and environmental requirements will be borne by the State.

This project demonstrates the Company's strong relationships with the relevant government agencies in Mexico. As of this writing, the bypass road is nearly two-thirds complete and represents another step in the development of the support infrastructure to be completed prior to mine construction. Discussions with both the Federal Department of Transportation and the State of Chihuahua with respect to improvement of existing road access are also underway.



Foundations of historic Dolores mill – Dolores was a thriving underground mining district in early 1900s, boasting a 25 stamp mill and cyanidation plant. Average production grades listed in old mining records were 9.8 g/t gold and 563 g/t silver. Mining was halted when the mill was destroyed by fire in the 1920's.

Feasibility Overview

Minefinders' 2002-03 Dolores drill program followed the recommendations put forward by PAH to target resource expansion and the reclassification of existing inferred resource into the measured and indicated categories.

The Company has retained Roscoe Postle Associates Inc. to assist in the preparation of the bankable resource calculation and classification of the deposit, and M3 Engineering and Technology Corporation to complete mine and infrastructure planning, in preparation for final feasibility.

Additional metallurgical testwork is being completed by McClelland Labs and Hazen Research Inc. Current studies, including mill work index, conventional mill circuit recovery, and pulp agglomeration recovery testing, have been commissioned on bulk drill samples and are already underway. This work will expand existing data from previous pulp agglomeration and heap leach column testwork, and help the Company compare various processing techniques to maximize project profitability.

Dolores Summary

With funding secured in early 2002, the Company moved aggressively to advance the Dolores Project, through engineering studies and infill drilling, in preparation for bankable feasibility. Minefinders has expanded the project team, including retaining experienced development staff and outside consultants, and now has the necessary personnel in place to complete feasibility studies on the project. Concurrently, Minefinders exploration staff is working diligently to continue to develop adjacent targets for resource expansion.

EXPLORATION PROJECTS

While Dolores received much of the attention of both the Company and its investors in 2002, during the year we made progress on our other exploration projects as well. We were pleased to have Placer Dome Exploration underwrite an initial drill test of the El Malacate property, in a joint venture arrangement. Our exploration staff has completed significant surface sampling and geologic mapping on our Northern Sonora property, to clarify drill targets and to drop less prospective ground to reduce carrying costs. The Company also continues to seek new projects for assessment.

During the slow bullion markets of the past several years, the Company has been able to complete extensive low-cost mapping and surface sampling work for property evaluation. As a result, we now have a large number of drill-ready targets. With current robust metals markets, and the necessary funding from two significant private placements in 2002 and early 2003, Minefinders has now resumed the geology-driven drill exploration of its substantial land position.

Northern Sonora

El Malacate Project

Placer Dome Exploration entered in a joint-venture arrangement with the Company in early January, 2002 to conduct an initial nine hole drill program on portions of the El Malacate target (the Bordo Blanco West, Bordo Blanco East, Ahumada North and Ahumada South targets). Initial drilling was widely spaced and directed to test for the presence of a disseminated gold deposit, large enough to meet Placer Dome's corporate objectives. All holes recorded anomalous gold values, with intercepts grading up to 1.7g/t gold. Although Placer Dome has elected not to continue funding exploration, Minefinders obtained valuable data from the $520,000 program, at no cost to its treasury.

The Company was sufficiently encouraged with the results from the initial drill program to budget an additional 16 holes for 2003. The additional work is designed to confirm and expand zones of mineralization intersected last year and to test three additional, undrilled targets, comprising over 50 hectares of surface gold mineralization.

Northern Sonora Gold and Silver Targets Map



La Bolsa Resource
Surface gold/silver mineralization
Old mines and workings
Picacho Alto
El Malacate Area
Santa Juliana
El Tapon
La Dura
Cerro Amarillo
Cañon Perdido
El Fierro
Bordo Blanco
El Ruidito
Cerro Palomino
Mina La Recompensa
Real Viejo
Ahumada
0
2
Kilometers

Geologic map of the northern portion of Minefinders' Northern Sonora concessions. Minefinders geologists have outlined numerous areas of surface gold and silver mineralization, often in conjunction with historic workings. The Company intends to drill several of these targets as part of an aggressive 2003 exploration program.

La Bolsa Resource

Minefinders' first discovery, the La Bolsa Project, was expanded to 208,000 ounces of gold resource by the most recent drilling completed by the Company on the property, in 1998. The drill budget for 2003 will target high-grade feeders and extensions of the mineralized zone, in preparation for economic analysis and a feasibility decision.

Real Viejo, La Dura

Two additional Northern Sonora prospects that are slated for drilling over the next 12 months are La Dura and Real Viejo. These are high-grade, structurally-hosted, silver and gold systems, west of El Malacate, that show evidence of small-scale mining in the early 1900's. Surface and underground sampling has encountered ore-grade mineralization, and initial drilling will attempt to delineate the overall widths of these mineralized zones.

Sonora Porphyries

Alcaparosso and Aguacaliente are copper-gold porphyry targets. Drilling planned for 2003 will test the overall grade and thickness of large, surface, mineralized zones and help define alteration zoning and copper enrichment in the area.

Nevada Properties

Minefinders has three properties budgeted for drilling in the U.S. over the coming year, each of which is on one of Nevada's major gold trends:

- The most advanced of the three is the Clear property, where initial drilling encountered broad zones of ore-grade gold mineralization, with intervals up to 22.4 gpt gold. The 2003 drill program will attempt to expand the existing zones of mineralization and target additional untested zones on the property.
- The Gutsy target, located near the Rain Mine in Nevada's Carlin Trend, is a fairly deep high-angle structural target in the Webb formation.
- Dottie is a vein system, geologically similar to Newmont's Midas mine.

The geology and geochemistry of each of these targets is consistent with Carlin-style, sediment-hosted gold deposits, and a few carefully targeted drill holes should allow us to evaluate the potential of each property.

Exploration Projects Summary

Each of these projects has been carefully evaluated and is a viable geologic target, as determined by surface mineralization, favorable geology, or proximity to known mineralized trends. Each could host economic mineralization. Where we encounter encouraging results, we will compile the data and continue to advance the project. If we are unsuccessful with a target, we will reassess our work, and if appropriate, relinquish the claim block in order to reduce our carrying costs and focus our energy on new prospects.

Minefinders is well positioned to discover a new precious metals deposit this year. We have used our limited exploration budget over the last few years to generate the geologic models for mineralization, and we now have the funding in place to capitalize on this work. We will drill a number of excellent targets, any of which has the potential to host a major deposit. With the Dolores project nearing bankable feasibility, our exploration team will be working hard to continue to expand our resource base.

Nevada Properties


Getchell Trend
Tuscarora Trend
Sammy Creek
Dottie
Jerrit Canyon
Rabbit Creek
Midas
Getchell
Ivanhoe
Dee
Goldstrike
Post
Winnemucca
Lone Tree
Carlin
Elko
Clear
Battle Mountain
Carlin
Rain
Gutsy
Battle Mountain Trend
Carlin Trend
McCoy
Area
Nevada
0
20
Miles

Minefinders Other minesites

Minefinders controls three projects in Nevada, each within one of the main gold trends. All three projects are scheduled for drilling in 2003.

For the year ended December 31, 2002 compared with the year ended December 31, 2001 and the year ended December 31, 2000.

INTRODUCTION

The following discussion and analysis of the operating results and financial position of Minefinders Corporation Ltd. (the "Company") should be read in conjunction with the attached Consolidated Financial Statements of the Company and related Notes which have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) (see Summary of Significant Accounting Policies and Note 1: Basis of Presentation), which differ in certain material respects from accounting principles generally accepted in the United States (US GAAP). Differences between GAAP and US GAAP applicable to the Company are described in Note 10 to the Consolidated Financial Statements. The Company's accounting policies and estimates used in the preparation of these financial statements are considered appropriate in the circumstances, but are subject to judgements and uncertainties inherent in the financial reporting process. This analysis may contain forward-looking statements about the Company's future prospects, but the Company provides no assurances that actual results will meet management's expectations. For thorough analysis of the risks and uncertainties of the Company, we refer you to its Annual Information Form.

The Company is primarily engaged in the finding, exploration and development of mineral properties, primarily precious metals. The Company does not have revenue except from interest earned on cash balances. It relies on equity financing to fund exploration programs on its properties in Mexico and the United States and corporate expenses. The general market for this activity, which includes related investor interest and opportunities to obtain funding, improved substantially in 2002 as gold prices increased from $278 per ounce in January, 2002 to $347 per ounce at the end of the year. The gold price had reached a low of $257 in March, 2001. It is not possible to forecast ongoing gold price trends or volatility which may have an impact on the preparation of a feasibility study on a mineral deposit or future results from operations.

OPERATING ACTIVITIES

The Company recorded an overall net loss for 2002 of $2.8 million compared with $1.3 million in 2001 and $1.1 million in 2000. Overall losses were affected by higher administration costs and a write-off of mineral properties and related exploration costs, partly offset by higher interest income earned on cash balances.

Administration costs increased from $0.8 million in 2001 to $2.1 million in 2002 (2000 - $1.0 million) due to several factors, including increased corporate relations expenditures to satisfy demands resulting from increased investor interest, higher accounting and legal costs to assess and comply with increased regulatory requirements, as well as increased compensation expenses of $572,662 recorded as a consequence of the adoption of a new accounting policy relating to stock-based compensation. New accounting guidelines require that the Company record as compensation the determined fair value of stock options issued to non-employees during the period of the grant, with a corresponding credit to its contributed surplus account. The value of the shareholders' equity account, on a net basis will be unchanged. No cash is exchanged at the time of the grant. The Company receives the full option price at such time, if any, that the stock option is exercised. Management used a standard option pricing model, which required it to make certain subjective assumptions as to future interest rates and stock price volatility (Note 9 to the consolidated financial statements). While management has used its best efforts to assess these future values, the determined fair value of these options is highly subjective and meaningful only if the input factors chosen are realized.

Interest income increased to $181,800 in 2002 (2001 - $16,855; 2000 - $26,605) due to a higher treasury balance throughout most of 2002 from that of 2001. Interest income in 2001 was lower than in 2000 due to a lower treasury balance.

The Company's financial instruments may include U.S. dollars and Mexican pesos. Due to fluctuating exchange rates to the Canadian dollar for both of these currencies, a foreign exchange loss of $52,671 was recorded in 2002, a decrease of $54,888 from the foreign exchange gain of $2,217 recorded in 2001. A foreign exchange gain of $48,182 was recorded in 2000 resulting from favorable currency exchange rate fluctuations in that year. The Company does not engage in currency hedging activities as exposures to rate adjustments and volatility are not considered to have a material impact on the Company at this time.

In the course of reviewing its mineral properties accounts, the Company determined that its Oro Blanco property in the United States would not be allocated further funding, as its other properties have greater potential for discovery of a significant mineral resource on a cost-effective basis. As a result, the Company wrote off the balance of mineral property and deferred exploration costs relating thereto, which significantly contributed to an overall write-down of $766,055, compared with $502,535 in 2001 and $208,824 in 2000.

As the Company does not yet have any resource properties that qualify for capitalization under U.S. GAAP, the primary effect of the U.S. GAAP reconciliation is to increase the net loss and deficit for 2002, 2001 and 2000 by the amounts of the exploration expenses capitalized less write-offs under Canadian GAAP in each of those years, and adjustments in 2001 and 2000 for stock-based compensation. For the purposes of U.S. GAAP, these expenses have been charged to the Statement of Loss and Deficit in the period incurred under U.S. GAAP (Note 10 to the consolidated financial statements).

Capital Resources and Liquidity

The Company's financial condition improved significantly in 2002. As at December 31, 2002, the Company had working capital of $9.1 million, an increase of $8.6 million from December 31, 2001, when it stood at $0.5 million. The most significant component of working capital changes was the increase in cash and short-term investments by $8.9 million over 2001. Receivables and payables both increased from 2001 in response to increased exploration activities. Receivables are mainly composed of sales tax refundables relating to sales tax charges on exploration expenditures in Mexico.

Cash on hand at December 31, 2002 was $2.2 million, an increase of $1.7 million from December 31, 2001 cash of $0.5 million. The Company also had short-term investments on hand in the amount of $7.1 million. The increase in cash and short-term investments resulted primarily from funds received from a brokered placement of 4.4 million shares issued at $2.30 per share in April, 2002, for net proceeds of $9.4 million. In addition, the Company received $3.1 million upon the exercise of 1.8 million stock options, and $2.3 million upon the exercise of 2.0 million share purchase warrants. In 2001, the Company received $3.1 million (2000 - $0.8 million) from private placements of 3.1 million shares and the exercise of 150,000 share purchase warrants.

Expenditures on the Company's mineral properties, particularly the Dolores property in Chihuahua, Mexico, increased substantially in 2002, in an effort to more fully delineate the extent of mineralization. Total expenditures incurred were $6.9 million (2001 - $1.5 million; 2000 - $2.0 million), of which $0.5 million related to the El Malacate joint venture with Placer Dome and which were recovered. Included in the 2002 expenditures were $1.7 million relating to the value of stock-based compensation, and constituted a non-cash item (Note 9 to the consolidated financial statements).

Outlook

In February, 2003 the Company completed a brokered placement of 2,587,500 common shares at $7.00 per share, for gross proceeds of $18.1 million. A 5.5% commission was paid.

The Company is adequately funded to carry out its planned exploration and development programs for 2003. The Company has completed its current program of delineation drilling on the Dolores deposit in Chihuahua, Mexico, with some assays pending, and is continuing step-out drilling to seek out extensions to known mineralization. The Company now plans to proceed to final feasibility, which it anticipates will lead to financing and development of the Dolores deposit. The Company will also continue exploration on several of its other projects in 2003.

Risk and Uncertainties

Except for historical information contained in this discussion and analysis, disclosure statements contained herein are forward-looking, as defined in the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those in such forward-looking statements. The Company assumes no obligation to update its forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements.

The Company is a mineral exploration and development company and as such is exposed to a number of risks and uncertainties that are common to other companies in the same business. The Company's financial success is subject to, among other things, fluctuations in metal prices and foreign exchange rates, which may affect current or future operating results, and may affect the economic value of its mineral resources. Its ability to obtain financing to explore for mineral deposits and to continue and complete the development of those properties it has classified as assets is not assured, nor is there assurance that the expenditure of funds will result in the discovery of an economic mineral deposit. The Company has not prepared a feasibility study on any of its deposits to determine if it hosts a mineral resource that can be economically developed and profitably mined.



Mark H. Bailey
President and Chief Executive Officer

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of Minefinders Corporation Ltd., have been prepared by, and are the responsibility of, the Company's management. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada and reflect management's best estimates and judgement on information currently available.

Management has developed and is maintaining a system of internal controls to obtain reasonable assurance that the Company's assets are safeguarded, transactions are authorized, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee meets with the Company's management and external auditors to discuss the results of the audit and to review the annual consolidated financial statements prior to the Audit Committee's submission to the Board of Directors for approval.

The consolidated financial statements have been audited by BDO Dunwoody LLP and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.



Mark H. Bailey
President and Chief Executive Officer

February 28, 2003

AUDITORS' REPORT

To the Shareholders of
Minefinders Corporation Ltd.

We have audited the Consolidated Balance Sheets of Minefinders Corporation Ltd. (an Exploration Stage Company) as at December 31, 2002 and 2001 and the Consolidated Statements of Loss and Deficit, Cash Flows and Mineral Properties and Deferred Exploration Costs for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.



Chartered Accountants
Vancouver, Canada

February 28, 2003

CONSOLIDATED BALANCE SHEETS

(Expressed in Canadian Dollars)

December 31	2002	2001
ASSETS		
Current		
Cash	$ 2,231,785	$ 475,136
Short-term investments *(Note 2)*	7,140,489	–
Receivables	535,752	133,651
Prepaid expenses	128,749	40,838
	10,036,775	649,625
Mineral properties and deferred exploration costs *(Note 3)*	35,731,966	30,110,724
Capital assets *(Note 4)*	130,876	74,660
	$ 45,899,617	$ 30,835,009
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 896,188	$ 115,107
Shareholders' equity		
Capital stock *(Note 5)*	56,792,773	42,013,404
Contributed surplus *(Note 9)*	2,258,100	–
Deficit	(14,047,444)	(11,293,502)
	45,003,429	30,719,902
	$ 45,899,617	$ 30,835,009

Approved by the Board of Directors:

James M Dawson
Director

Director

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Consolidated Statements of Loss and Deficit

(Expressed in Canadian Dollars)

For the years ended December 31	2002	2001	2000
Administrative costs			
Accounting and auditing	$ 126,565	$ 75,583	$ 47,363
Amortization	5,202	1,482	1,844
Consulting *(Note 9)*	815,449	178,392	178,048
Corporate relations	409,256	60,703	181,916
Legal	310,189	179,732	189,705
Office services and expenses	244,565	164,647	234,643
Shareholder reports and filing fees	92,790	88,621	127,068
Travel	116,031	49,841	22,655
	2,120,047	799,001	983,242
Other operating items			
Write-off of mineral properties and deferred exploration costs	766,055	502,535	208,824
Loss from operations	(2,886,102)	(1,301,536)	(1,192,066)
Investment and other items			
Foreign exchange (loss) gain	(52,671)	2,217	48,182
Gain (loss) on sale of assets	3,031	-	(670)
Interest income	181,800	16,855	26,605
Loss on investment	-	-	(13,762)
Net loss for the year	(2,753,942)	(1,282,464)	(1,131,711)
Deficit, beginning of year	(11,293,502)	(10,011,038)	(8,879,327)
Deficit, end of year	$ (14,047,444)	$ (11,293,502)	$ (10,011,038)
Loss per share - basic and diluted	$ (0.11)	$ (0.07)	$ (0.07)
Weighted average shares outstanding	25,280,665	19,129,452	16,547,997

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

For the years ended December 31	2002	2001	2000
Cash flows from operating activities			
Net loss for the year	$ (2,753,942)	$ (1,282,464)	$ (1,131,711)
Items not involving cash			
Amortization	5,202	1,482	1,844
Loss (gain) on sale of asset	(3,031)	-	670
Write-off of mineral properties and deferred exploration costs	766,055	502,535	208,824
Loss on investment	-	-	13,762
Stock option compensation *(Note 9)*	572,662	-	-
Common shares issued for expenses	-	-	50,000
Net change in non-cash working capital balances			
Receivables	(402,101)	(3,047)	316,686
Prepaid expenses	(87,911)	(37,400)	16,265
Accounts payable and accrued liabilities	126,081	(110,186)	114,359
	(1,776,985)	(929,080)	(409,301)
Cash flows from investing activities			
Mineral properties and exploration costs	(4,006,210)	(1,522,696)	(1,989,194)
Purchase of capital assets	(105,708)	(1,077)	(16,493)
Proceeds from disposal of capital assets	6,672	-	-
Purchase of short-term investments	(7,140,489)	-	-
Investment and advances	-	-	(400)
	(11,245,735)	(1,523,773)	(2,006,087)
Cash flows from financing activities			
Net proceeds on issuance of common shares and subscriptions received	14,779,369	1,963,798	1,824,607
Increase (decrease) in cash	1,756,649	(489,055)	(590,781)
Cash, beginning of year	475,136	964,191	1,554,972
Cash, end of year	$ 2,231,785	$ 475,136	$ 964,191
Supplemental Information			
Interest and taxes paid	$ -	$ -	$ -
Non-cash investing and financing activities:			
Amortization of capital assets included in deferred exploration costs	$ 40,649	$ 22,868	$ 30,943
Stock option compensation *(Note 9)*	$ 2,258,100	$ -	$ -
Issuance of common shares for expenses	$ -	$ -	$ 50,000
Issuance of common shares for share issuance costs	$ -	$ 50,000	$ -

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Consolidated Statements of Mineral Properties and Deferred Exploration Costs

(Expressed in Canadian Dollars)

For the years ended December 31	2002	2001	2000
Mineral properties	$ 203,373	$ 194,615	$ 255,590
Deferred exploration costs			
Assaying	370,050	96,969	125,005
Amortization	40,649	22,868	30,943
Communication and delivery	64,005	58,626	55,471
Drilling and trenching	2,266,690	–	269,547
Environmental	985	13,053	13,151
Geophysical surveying and mapping	65,563	12,785	754
Legal: mineral properties	28,297	8,714	2,288
Licenses and recording fees	612,517	453,390	363,743
Metallurgical	3,850	–	27,371
Engineering/prefeasibility study	20,958	4,057	–
Road building	55,405	12,197	7,595
Supplies	132,940	40,323	32,333
Technical and professional services	1,217,346	581,694	677,260
Other non-cash professional services *(Note 9)*	1,685,438	–	–
Travel	140,274	46,273	159,086
	6,704,967	1,350,949	1,764,547
Gross mineral properties and deferred exploration costs	6,908,340	1,545,564	2,020,137
Less: costs paid by joint venturer	(521,043)	–	–
Mineral properties and deferred exploration costs during the year	6,387,297	1,545,564	2,020,137
Balance, beginning of year	30,110,724	29,067,695	27,256,382
Less: Write-off of mineral properties and deferred exploration costs *(Note 3)*	(766,055)	(502,535)	(208,824)
Balance, end of year *(Note 3)*	$ 35,731,966	$ 30,110,724	$ 29,067,695

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

December 31, 2002 and 2001

Basis of Consolidation

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and include the accounts of the Company and its wholly-owned subsidiaries, Minera Minefinders S.A. de C.V. and Compania Minera Dolores S.A. de C.V. (in Mexico) and Minefinders (U.S.A.) Inc. (in the United States). All intercompany transactions and balances are eliminated on consolidation.

Short-term Investment

Short-term investment is recorded at cost, which approximates its fair market value, plus accrued interest earned in the period.

Mineral Properties

The Company is in the exploration stage in respect of its mineral properties. Acquisition, exploration and development costs relating to mineral properties are deferred until such time as mineral properties are brought into commercial production, at which time they will be amortized over the estimated life of the property on a unit of production basis using proven and probable reserves. Revenue incidental to exploration and development activities, including the proceeds on sales of partial properties, is credited against the cost of properties. Aggregate costs related to abandoned properties are charged to operations at the time of any abandonment or when it has been determined that there is evidence of a permanent impairment. During the year ended December 31, 2002, the Company wrote-off $766,055 (2001 - $502,535; 2000 - $208,824) of mineral properties and deferred exploration costs related to inactive properties and abandoned claims in the United States and Mexico.

Where the Company has entered into option agreements for the acquisition of an interest in mineral properties which provides for periodic payments, such amounts unpaid are not recorded as a liability since they are payable entirely at the Company's option.

Capital Assets

Capital assets are carried at cost. Amortization is provided on a declining-balance basis at the rate of 30% per annum for vehicles and 20% per annum for other capital assets.

Foreign Exchange Translation

The Company conducts the majority of its business in Mexico and the U.S.A. through its subsidiaries in U.S. dollars. The Company uses the temporal method of currency translation for translating the Company's foreign operations into Canadian dollars. Under this method, monetary assets and liabilities have been converted at the exchange rate prevailing at the balance sheet date. Income and expenses are translated at historical rates. Non-monetary assets, liabilities and equity are translated at historical rates. Gains and losses on foreign exchange are included in the Statements of Loss and Deficit for the year.

Exchange rates between the U.S. dollar, the Mexican peso and the Canadian dollar for the periods reported on in these financial statements are as follows:

	2002	2001	2000
US Dollar			
Year end	0.6370	0.6285	0.6669
Average	0.6343	0.6456	0.6569
Mexican Peso			
Year end	6.135	5.744	6.158
Average	6.596	6.018	6.127

Future Income Taxes

Income and resource taxes are accounted for by the liability method. Under this method, income and resource taxes reflect the deferral of such taxes to future years. The deferral is a result of temporary differences which arise when certain costs, principally amortization and deferred exploration, are claimed for tax purposes in different time periods than the related amounts are amortized in the accounts.

Loss Per Share

During the year ended December 31, 2002, the Company adopted the "Treasury Stock Method" to calculate loss per common share. Under this method, the basic loss per share is calculated based on the weighted average aggregate number of common shares outstanding during each period. The diluted loss per share assumes that the outstanding stock options and share purchase warrants had been exercised at the beginning of the period. The adoption of this policy had no material effect on prior year figures.

Common equivalent shares (consisting of shares issuable on exercise of stock options and warrants) totalling 3,232,605 (2001 – 5,191,092; 2000 – 3,722,908) were not included in the computation of diluted earnings per share because the effect was anti-dilutive.

Financial Instruments

The Company's financial assets and liabilities consist of cash, short-term investments, receivables and accounts payable and accrued liabilities. Except as otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair values of the financial instruments approximate their carrying values due to the short-term maturities of these instruments.

Financial assets and liabilities denominated in currencies other than the Canadian dollar are as follows:

	2002		2001	
	Financial Assets	**Financial Liabilities**	Financial Assets	Financial Liabilities
US dollar	**$1,428,044**	**$691,498**	$ 81,365	$45,469
Mexican peso	**269,529**	**83,853**	144,108	44,819
	$1,697,573	**$775,351**	$225,473	$90,288

Estimates and Assumptions

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Segmented Information

The Company has determined that it has one business segment, the exploration and development of mineral properties. Information by geographical area is as disclosed in Notes 3 and 4.

Stock Options

Effective January 1, 2002, the Company adopted the recommendations of CICA Handbook Section 3870, Stock-based compensation and other stock-based payments. The standard requires either the recognition of compensation expense for grants of stock, stock options and other equity instruments to employees, based on the fair value of the instrument at the grant date, or alternatively, the disclosure of pro forma net earnings and earnings per share data, as if stock-based compensation had been recognized in earnings. The Company has chosen not to use the fair value method to account for stock-based employee compensation plans, but to disclose pro forma information for options granted to employees after January 1, 2002 as outlined in Note 9. Consequently, the Company records no compensation expense when options are granted to employees.

The Company adopted the fair value method of accounting for stock-based compensation awards granted to non-employees. Accordingly, compensation expense calculated using the Black-Scholes option pricing model are charged to the Consolidated Statements of Loss and Deficit or capitalized in Mineral Properties and Deferred Exploration Costs, depending on the nature of the award.

(Expressed in Canadian Dollars)

1. NATURE OF BUSINESS

The Company was organized on February 4, 1975 under the laws of the Province of Ontario and is engaged in the business of exploring for precious and base metal properties in North America and Mexico. At December 31, 2002 and 2001, the Company was considered an exploration stage company.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company has not yet determined whether its properties contain mineral reserves that are economically recoverable. The continuation of the Company and the recoverability of the amount shown for mineral properties and deferred exploration costs is dependent upon the continuing financial support of shareholders or other investors and obtaining long-term financing to complete exploration and development, the existence of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims and upon future profitable production. Subsequent to year end, the Company received proceeds (net of commissions) of approximately $17 million from a brokered placement of common shares for additional exploration work (Note 7).

2. SHORT-TERM INVESTMENTS

The balance consists of the principal and accrued interest of a redeemable term deposit maturing on April 2, 2003. Interest income is earned at prime less 1.65% per annum.

3. MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS

	Mineral Properties	Deferred Exploration Costs	2002	2001
Mexico				
Dolores Property	$ 10,626,973	$ 18,150,056	$ 28,777,029	$ 23,220,731
Northern Sonora	270,790	2,825,319	3,096,109	2,972,384
La Reserva/El Correo	77,961	1,876,907	1,954,868	1,757,805
Other	76,967	713,895	790,862	591,648
	11,052,691	23,566,177	34,618,868	28,542,568
United States				
Oro Blanco	-	-	-	594,854
Nevada Properties	288,682	824,416	1,113,098	973,302
	288,682	824,416	1,113,098	1,568,156
	$ 11,341,373	$ 24,390,593	$ 35,731,966	$ 30,110,724

Mineral properties and related deferred exploration costs consist of the following:

Mexican Properties

Dolores Property

The Dolores property consists of nine claims totaling 27,700 hectares in the Madera Mining District, in the state of Chihuahua. The Company has a 100% interest in two claims totaling 25,780 hectares and can acquire a 100% interest in the remaining seven claims by bringing the property into production or by making further payments of approximately US$550,000 payable in quarterly installments of US$25,000. The property is also subject to underlying net smelter return ("NSR") royalties totaling 3.25% on gold and 2% on silver.

Northern Sonora Properties

The Company has a 100% interest in the mineral rights on the Northern Sonora Properties, which consist of nine claims totaling 16,591 hectares in the State of Sonora. The Company is required to make annual rent payments to the landowners of approximately US$25,000, which have been paid for 2002, 2001 and 2000. Should a mine be put in production on the properties, a one-time payment of US$500,000 is due to one landowner. Another landowner is to be paid US$350,000 for the first mine put into production on his property and US$250,000 is to be paid for any additional mines put into production.

On December 21, 2001, the Company entered into a letter of agreement with Placer Dome Exploration Inc. ("Placer") to further explore and develop the El Malacate project in Northern Sonora. Under the agreement, Placer had the right to earn a 51% beneficial interest in the property over a four-year period for cash payments and exploration expenditures. Placer held the right to terminate the agreement at any time after the first US$250,000 is spent. Placer reimbursed costs in the amount of $521,043 in 2002 (2001 – $Nil) to the Company pursuant to the joint venture agreement. In June 2002, Placer terminated the agreement without earning an interest in the project.

La Reserva/El Correo

In 2001, the Company acquired mining rights on the property from the owner. As a result, as of March 2001, the Company holds the title to these three claims in the La Reserva/El Correo property and three additional claims staked by the Company, for a total of 23,561 hectares. The original agreement signed in 1996 for the La Reserva/El Correo Concessions was accordingly terminated.

In 1998, the Company entered into surface rights agreements whereby it made annual payments to certain landowners for access to the property that formed part of the La Reserva/El Correo property, to conduct exploration and mining activities. The agreements can be terminated at the option of the Company upon 30 days notice to the landowners. As of December 31, 2002, the Company is current with its surface rights payments.

Other Properties

The Company has title to eight additional claims in Zacatecas, Mexico.

United States Properties

Oro Blanco

The Oro Blanco property consists of 108 mining claims in Santa Cruz County, Arizona. In 1997, the Company completed expenditures of US$200,000 and acquired a 100% interest in 46 claims (subject to NSR royalties of 3%). The Company has a 100% interest in the other 62 claims which do not have a NSR royalty.

For the year ended December 31, 2002, the Company wrote-off 100% of the cost of the mineral claims and deferred exploration costs of the Oro Blanco property in the amount of $608,182.

Nevada Properties

The Company holds a 100% interest in the Clear, Dottie and Gutsy properties (subject to NSR royalties of 3%).

The Washiki claim group and Cleo claims near the Clear property are 100% owned by the Company with no royalties attached. In addition, in 1998 the Company entered into a lease agreement to acquire mineral rights situated near the Clear property by making annual advance minimum royalty payments over 15 years and by incurring exploration expenditures of US$150,000 by April 2001. At December 31, 2002, the Company is current with its advance royalty payments. The Company has the right to terminate the lease agreement on thirty days written notice to the owner.

The Company has also acquired the Buckskin Mountain property by making certain payments totaling US$100,000 to a company controlled by an arm's length consultant who, subsequent to the agreement date, became a director of the Company. In 2000, the Company paid the final installment to the director under the agreement.

For the year ended December 31, 2002, there was no write-off of any mineral properties or deferred exploration costs of the Nevada properties. For the year ended December 31, 2001, the Company wrote-off 20% of the cost of mineral claims and 25% of deferred exploration costs totaling $332,583 in respect of a reduction in the claim area on all US projects except the Clear property.

4. CAPITAL ASSETS

	2002 Cost	2002 Accumulated Amortization	2002 Net Book Value	2001 Cost	2001 Accumulated Amortization	2001 Net Book Value
Exploration equipment	$ 43,474	$ 28,837	$ 14,637	$ 42,809	$ 25,177	$17,632
Office furniture and equipment	119,603	76,904	42,699	90,985	66,507	24,478
Vehicles	279,528	205,988	73,540	218,506	185,956	32,550
	$442,605	$311,729	$130,876	$352,300	$277,640	$74,660

Capital assets of the Company are segmented by geographical area as follows:

	2002	2001
Mexico	$ 43,983	$34,115
United States	54,546	28,739
Canada	32,347	11,806
	$130,876	$74,660

5. CAPITAL STOCK

Authorized
  Unlimited common shares, no par value
Issued
  Common shares

	Issued	Amount
Balance, January 1, 2000	16,300,709	$ 38,174,999
Issued during the year:		
For cash		
Private placement (net of issue costs of $17,563)	405,818	428,837
Exercise of stock options	285,000	276,250
For expenses	40,000	50,000
Balance, December 31, 2000	17,031,527	38,930,086
Issued during the year:		
For cash		
Private placement (net of issue costs of $178,754)	3,051,723	2,910,818
Exercise of warrants	150,000	172,500
Balance, December 31, 2001	20,233,250	42,013,404
Issued during the year:		
For cash		
Private placement (net of issue costs of $745,593)	4,400,000	9,374,407
Exercise of stock options	1,778,000	3,083,450
Exercise of warrants	2,000,487	2,321,512
Balance, December 31, 2002	28,411,737	$ 56,792,773

(a) In September 2000, the Company issued 405,818 units by way of a private placement for gross proceeds of $446,400. Each unit consisted of one common share and one-half of a warrant with one whole warrant entitling the holder to purchase one common share at $1.35 per share for a two-year period.

(b) In January 2001, the Company completed private placements to issue 1,599,643 units for total proceeds of $1,477,180 with each unit consisting of one common share and one warrant entitling the holder to purchase one common share at $1.00 and $1.15 for a two- year period. In connection with this private placement, 50,000 common shares were issued and $56,269 was paid in cash as a finder's fee. These finders fees were recorded as a reduction to the gross proceeds on the private placement. Net proceeds of $1,119,520 on 2001 private placements were received by the Company during 2000.

During the remainder of 2001, the Company completed private placements to issue a further 1,402,080 units for total proceeds of $1,612,392 with each unit consisting of one common share and one-half of a warrant. Each whole warrant entitles the holder to purchase one common share at $1.40 per share for a period of two years. Issuance costs totaling $122,485 relating to the private placement were charged as a reduction to the gross proceeds on the private placement.

(c) In December 2000, the Company issued 40,000 common shares in exchange for consulting services. Total proceeds based on the trading price of the common shares on the issuance date was $50,000.

(d) In April 2002, the Company completed a brokered private placement to issue 4,400,000 common shares for total proceeds of $10,120,000. Related share issue costs of $745,593 were charged as a reduction to the gross proceeds on the brokered private placement.

(e) Stock Options

In 2002, the shareholders approved a stock option plan ("the Plan") for directors, officers employees and certain consultants. The number of shares available for purchase pursuant to options under the Plan cannot exceed 5,113,348. The term of options granted under the Plan cannot exceed 5 years. The exercise price of each option is determined by the Board of Directors at fair market value of the Company's shares at the date of grant.

The following table summarizes the changes in stock options during the years:

	Number of Options	Weighted Average Exercise Price
Outstanding at January 1, 2000	2,412,500	$1.54
Granted	485,000	1.08
Exercised	(285,000)	0.97
Cancelled	(205,000)	1.32
Outstanding at December 31, 2000	2,407,500	1.54
Granted	430,000	1.50
Outstanding at December 31, 2001	2,837,500	1.53
Granted	1,820,000	5.10
Exercised	(1,778,000)	1.73
Outstanding at December 31, 2002	2,879,500	$3.66

All options granted and outstanding during the years were fully exercisable on the various grant dates except 50,000 options granted in 2001 with an exercise price of $1.50 per share which vested on January 6, 2002, and 20,000 options granted in 2002 with an exercise price of $6.15 which vest in 5,000 option increments over a one-year period.

At December 31, 2002, the following stock options were outstanding:

Number	Exercise Price	Expiry Date
210,000	$1.40	July 16, 2003
302,500	$1.25	December 22, 2003
285,000	$1.10	June 19, 2005
45,000	$1.05	December 7, 2005
270,000	$1.50	November 7, 2006
727,000	$3.30	April 17, 2007
20,000	$6.15	July 15, 2007
1,020,000	$6.45	December 23, 2007
2,879,500		

Subsequent to December 31, 2002, 79,500 options were exercised at a weighted average exercise price of $2.56 for gross proceeds of $203,650 and 10,000 options with an exercise price of $6.15 were cancelled due to termination of agreement.

(f) The following table summarizes whole warrant activities during the years:

	Number	Weighted Average Exercise Price
Outstanding at January 1, 2000	1,112,499	$1.50
Issued	202,909	1.35
Outstanding at December 31, 2000	1,315,408	1.48
Issued	2,300,682	1.18
Exercised	(150,000)	1.15
Expired	(1,112,499)	1.50
Outstanding at December 31, 2001	2,353,591	1.20
Exercised	(2,000,487)	1.16
Outstanding at December 31, 2002	353,104	$1.40

At December 31, 2002, the following share warrants were outstanding and fully exercisable:

Number	Exercise Price	Expiry Date
133,895	$1.40	August 30, 2003
219,209	$1.40	September 26, 2003
353,104		

Subsequent to December 31, 2002, 108,695 warrants were exercised for gross proceeds of $152,173.

6. RELATED PARTY TRANSACTIONS

Related party transactions not disclosed elsewhere in these consolidated financial statements are as follows:

(a) The Company was charged for administrative and geological services by a director and an officer as follows:

Year	Amount
2002	$378,490
2001	$323,387
2000	$342,041

(b) Legal services are provided by a law firm in which one of the directors of the Company was a partner. The cost of these services was as follows:

Year	Amount
2002	$350,211
2001	$139,985
2000	$ 84,503

Transactions with related parties were in the normal course of operations and were measured at the exchange value (the amount of consideration established and agreed to by the related parties).

7. SUBSEQUENT EVENT

On February 10, 2003, the Company completed a brokered placement consisting of 2,587,500 common shares at $7.00 per share for gross proceeds of $18,112,500. A broker commission of 5.5%, amounting to approximately $996,000, was payable on the gross proceeds.

8. INCOME TAXES

The tax effects of temporary differences that give rise to the Company's deferred tax assets are as follows:

	2002	2001
Tax loss carryforwards	**$ 5,914,000**	$ 6,103,000
Capital assets	**9,000**	9,000
Mineral properties and deferred exploration costs	**(1,956,000)**	(1,383,000)
Undeducted financing costs	**293,000**	91,000
Valuation allowance	**(4,260,000)**	(4,820,000)
	$ –	$ –

The Company's deferred tax asset includes the tax effect of approximately $293,000 (2001 - $91,000) related to deductions for share issue costs in excess of amounts deducted for financial reporting purposes. Additionally, the tax effect of tax loss carryforwards of approximately $632,000 has been recognized to offset a future tax liability arising from the capitalization of stock options compensation as deferred exploration costs during 2002. If and when the valuation allowance related to these amounts is reversed, the Company will recognize these amounts as adjustments to shareholders' equity as opposed to a deferred income tax recovery in the Statements of Loss and Deficit.

The provision for income taxes differs from the amount estimated using the Canadian federal and provincial statutory income tax rates as follows:

	2002	2001	2000
Benefit at Canadian statutory rates	**$ (1,033,000)**	$ (572,000)	$ (521,000)
Effect of difference in foreign tax rates	**32,000**	67,000	43,000
Non-deductible expenses	**143,000**	183,000	(4,000)
Undeducted stock option compensation	**850,000**	–	–
Effect of tax rate changes on future income taxes	**568,000**	–	–
(Decrease) increase in valuation allowance	**(560,000)**	322,000	482,000
	$ –	$ –	$ –

The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and this causes a change in management's judgment about the recoverability of deferred tax assets, the impact of the change on the valuation allowance is reflected in current income.

The Company has approximately $18,800,000 (2001 - $14,000,000) of undeducted exploration and development costs which are available for deduction against future income for tax purposes. In addition, the Company has non-capital losses of approximately $16,100,000 (2001 - $14,680,000) expiring in various amounts from 2003 to 2022 and allowable capital losses of approximately $216,000 (2001 - $216,000).

9. STOCK-BASED COMPENSATION

The Company accounts for all stock-based compensation issued on or after January 1, 2002 to non-employees and attributes no compensation expense to stock-based awards granted to employees. On April 17, 2002 and July 15, 2002, the Company granted 780,000 stock options with an exercise price of $3.30 and 20,000 stock options with an exercise price of $6.15, respectively, to directors for director services and certain consultants. On December 23, 2002 the Company granted 1,020,000 stock options at an option price of $6.45 to directors for director services and certain consultants. Compensation expense to non-employees is determined using the Black-Scholes option pricing model. Weighted average assumptions used in calculating compensation expense in respect of options granted to consultants are as follows:

	2002
Risk-free rate	5%
Dividend yield	nil
Volatility factor of the expected market price of the Company's common shares	60%
Weighted average expected life of the options (months)	30

For the year ended December 31, 2002, the compensation costs for stock options granted to non-employees which were expensed were $572,662 and $1,685,438 was capitalized to mineral properties and deferred exploration costs; the combined amount of $2,258,100 was credited to contributed surplus.

The following is the pro-forma net loss of the Company with the fair value applied to options issued to employees during the year:

	2002
Net loss for the year	$(2,753,942)
Compensation expense relating to the fair value of employee stock options	(1,168,072)
Pro forma net loss for the year	$(3,922,014)
Pro forma net loss per common share - basic and diluted	$ (0.16)

Weighted average assumptions used in calculating compensation expense in respect of options granted to employees are the same as those used for consultants.

10. United States Generally Accepted Accounting Principles

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). These principles differ in some respects from United States generally accepted accounting principles ("US GAAP"). The effect of such differences on the Company's consolidated financial statements is set out below:

(a) *Mineral Exploration Expenditures*

Under Canadian GAAP expenditures on specific properties are capitalized until such time as either economically unrecoverable reserves are established or the properties are sold or abandoned. US GAAP requires that mineral exploration expenditures be charged to the Statement of Loss and Deficit in the period incurred. Accordingly, for US GAAP, all mineral exploration expenditures incurred to date would be charged to the Statement of Loss and Deficit.

(b) ***Stock option compensation***

Under Canadian GAAP, the Company has elected not to record compensation costs for stock options granted to employees, but the effect would be required to be disclosed in the notes relating thereto. Compensation expenses are calculated using the fair value method for stock-based compensation awards granted to non-employees after January 1, 2002. The compensation costs are recognized prospectively in the financial statements.

Under US GAAP, the Company applies Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees", and related Interpretation No. 44 in accounting for all stock options granted to employees and directors. Under APB 25, compensation expense is only recognized for stock options granted with exercise prices below the market price of the underlying common shares on the date of grant. Stock options that have been modified to reduce the exercise price are accounted for as variable.

Statement of Financial Accounting Standard ("SFAS") No. 123, "Accounting for Stock-Based Compensation", requires the Company to record compensation to "non-employees" using the fair value based method prescribed therein similar to accounting principles now in effect in Canadian GAAP. Compensation expense under US GAAP to non-employees is determined using the Black-Scholes option pricing model. For the year ended December 31, 2002, compensation expense incurred under SFAS No. 123 and not recognized in Canadian GAAP was $Nil (2001 - $133,796; 2000 - $179,000). Weighted average assumptions used in calculating compensation expense in respect of options granted to consultants in 2001 and 2002 are as follows:

	2001	2000
Risk-free interest rate	2.65% to 3.12%	5.95%
Dividend yield	Nil%	Nil%
Volatility factor of the expected market price of the Company's common shares	80%	100%
Weighted-average expected life of the options (months)	29	31

The impact of the above on the financial statements is as follows:

	2002	2001	2000
Net loss per Canadian GAAP	$ (2,753,942)	$ (1,282,464)	$ (1,131,711)
Adjustments related to:			
Mineral exploration expenses (a)	(5,621,242)	(1,043,029)	(1,811,313)
Stock option compensation (b)	-	(133,796)	(179,000)
Net loss per US GAAP	$ (8,375,184)	$ (2,459,289)	$ (3,122,024)
Loss per share per US GAAP			
Basic and diluted	$ (0.33)	$ (0.13)	$ (0.19)
Shareholders' equity per Canadian GAAP	$ 45,003,429	$ 30,719,902	$ 30,038,568
Adjustments related to:			
Mineral exploration expenses (a)	(35,731,966)	(30,110,724)	(29,067,695)
Shareholders' equity per US GAAP	$ 9,271,463	$ 609,178	$ 970,873

(c) *New Accounting Pronouncements*

Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146") provides guidance on the recognition and measurement of liabilities for costs associated with exit or disposal activities. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002.

FIN 46, "Consolidation of Variable Interest Entities", clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements", to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is applicable immediately for variable interest entities created after January 31, 2003. For variable interest entities created prior to January 31, 2003, the provisions of FIN 46 are applicable no later than July 1, 2003.

The implementation of these new standards is not expected to have a material effect on the Company's financial statements.

Corporate Information

Board of Directors

Mark H. Bailey, M.Sc., P.Geo.
President & Chief Executive Officer
Minefinders Corporation Ltd.

James M. Dawson, P.Eng.*
President
Dawson Geological Consultants Ltd.

H. Leo King, P.Geo.*
President
International Barytex Resources Ltd.

Robert L. Leclerc, Q.C.*
Business Consultant

Paul C. MacNeill, LLB
President
P. MacNeill Law Corporation

**Member of the Audit Committee*

Officers

Mark H. Bailey, M.Sc., P.Geo.
President and Chief Executive Officer

Tench C. Page, M.Sc.
Vice President, Exploration

Jon Morda, C.A.
Chief Financial Officer

Paul C. MacNeill, LLB
Corporate Secretary

Investor Relations

1-866-687-6263 Toll Free
www.minefinders.com

Ms. Alene (Laney) Stolle
Manager, Corporate Communications
laney@minefinders.com

Mike Wills
Corporate Communications
mike@minefinders.com

Legal Counsel

Campney & Murphy
Suite 2100
1111 West Georgia Street
Vancouver, British Columbia
Canada V6E 4M3

Harris, Trimmer & Thompson
Suite 260
6121 Lakeside Drive
Reno, Nevada
USA 89511

Garcia Jimenez & Asociados
San Francisco No. 656-601
Col. Del Valle
Deleg. Benito Juarez
03100 Mexico D.F.

Registrar and Transfer Agent

CIBC Mellon Trust Company
Suite 1600, The Oceanic Plaza
1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X1

Auditors

BDO Dunwoody LLP
Vancouver, British Columbia

Bankers

Bank of Montreal
Vancouver, British Columbia

Annual General Meeting

All shareholders and interested parties are invited to attend the Annual General Meeting of Shareholders on Tuesday, 10 June 2003. The meeting will be held at 2:00 pm in:

Delta Pinnacle Hotel
Shaughnessy Salon I
1128 W. Hastings St.
Vancouver, British Columbia

Corporate Office

2288-1177 W. Hastings Street
Vancouver, British Columbia
Canada V6E 2K3
604-687-6263 telephone
604-687-6267 facsimile

Exploration Office

Suite 102
3545 Airway Drive
Reno, Nevada
USA 89511
775-851-2202 telephone
775-851-2034 facsimile

Registered Office

Suite 1100, Box 11
Merrill Lynch Canada Tower
200 King Street West
Toronto, Ontario
Canada M5H 3Y4

Subsidiaries

Minefinders (USA) Inc.
Minera Minefinders, S.A. de C.V.
Compania Minera Dolores, S.A. de C.V.

Stock Information

The Toronto Stock Exchange,
Symbol: MFL
American Stock Exchange,
Symbol: MFN

United States Securities
and Exchange Commission
SEC File #0-29382

Common Shares
Outstanding: 28,411,737
Fully Diluted: 31,644,341



MINEFINDERS CORPORATION LTD.

2288-1177 W. Hastings St.
Vancouver, British Columbia
Canada V6E 2K3

www.minefinders.com

Printed in Canada

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Minefinders Corporation Ltd.
(Registrant)

Date May 7, 2003

By: /S



(Print) Name: Paul C. MacNeill
Title: Director